UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On August 13, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 3rd meeting of its 11th Board of Directors (the “Board”), at which time the following matter was resolved with a public announcement made in Taiwan regarding such resolution:

(1)
The Company’s Q2 2024 consolidated financial statements.

With respect to resolution (1), the Company’s consolidated results for the six months ended June 30, 2024 include:

- operating revenue of NT$11,228,273 thousand,

- gross profit from operations of NT$1,585,866 thousand,

- operating profit of NT$736,915 thousand,

- profit before income tax of NT$1,020,743 thousand,

- profit of NT$888,365 thousand,

- profit attributable to equity holders of the Company of NT$888,365 thousand,

- basic earnings per share of NT$1.22; and

as of June 30, 2024,

- total assets of NT$45,435,168 thousand,

- total liabilities of NT$20,918,937 thousand,

- equity attributable to equity holders of the Company of NT$24,516,231 thousand.